700 Louisiana Street Suite 3700 Houston, Texas 77002-2797 (713) 225-2300
fax (713) 225-2340
(713) 225-1337	www.seyfarth.com
Writer’s e-mail
mcoffin@seyfarth.com

March 18, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:         BPZ Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Response letter dated January 19, 2010
File No. 1-12697

Dear Mr. Schwall:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated February 19, 2010 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the February 19, 2010 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

As discussed with Mr. James Murphy by telephone on March 2, 2010, these responses are partial responses that relate to the Commission’s questions concerning 2009.  The responses to the Commission’s questions concerning 2008 were previously provided by our letter filed with the Commission on March 4, 2010.

Engineering Comments

Reserve Report

1.             In your response to prior comment four, you indicate that your 2009 drilling campaign factored in contingencies for maintenance work, construction, installation, and unexpected delays.  However, we are unable to ascertain how these items were factored into your December 2008 reserve report.  Please clarify how these items were considered and how they impacted your judgment as to reasonable certainty at December 31, 2008.

Please see the Company’s response to this comment number one previously provided by our letter to the Commission dated March 4, 2010.

2.             Additionally, we note Manolo Zuniga’s, President and CEO of BPZ Resources, quote in your 8-K report dated January 27, 2010 “As is the case of any new field, there will be occasions when wells will need to be shut-in or drilling stopped, in order to maintain and comply with environmental and safety standards applicable to our offshore operations.”  The recent 8-K reports go on to state that in 2010 there will be extensive shut-in times in 2010 for the installation of the required gas and water injection facilities on both platforms.  Please tell us how these delays, and the fact that you may not be granted approval for your Extended Well Testing programs, will be considered in your 2009 reserve report including how they will affect your production forecasts for 2010.  Your response should include a discussion of, the total shut-in time you anticipate in 2010 due to these events and how these events will impact the overall time it will take to produce your total proved reserves.

Short answer

For purposes of the 2009 reserves report and production forecasts, the Company has accounted for anticipated shut-ins and delays in drilling by conservatively assuming as follows:

•      The completion of only two new wells at Corvina in 2010, allowing ample contingency time given the Company’s drilling history and adjustments made in Corvina.

•      A three month shut-in (from March through May 2010) of all of the initial five Corvina wells that have been testing for more than six months, as a result of the new extended well testing regulations.

•      A three month shut-in (from June through August 2010) of all wells in the Corvina field for installation of the equipment necessary to transition to commercial production.

•      That the newer Corvina wells will produce for only six months during 2010 under the new extended well testing regulations.

•      Completion of only two wells in Albacora during 2010, allowing ample contingency time in light of the experience and adjustments made to date.

•      No production for three months (from January through March 2010) from the A-14XD well, the Company’s first completed well in Albacora, to account for installation of production equipment.

•      Only six months of production per well in Albacora over a two-year period to prepare for the transition from exploration to commercial production and secure all relevant permits.

•      Beyond 2010, a drilling schedule of three wells per year in Albacora with ample contingency time based on the Company’s experience and adjustments to date.

Detailed Answer:

The December 2009 reserves report accounts for the programmed activities envisioned at both platforms (the Corvina CX-11 and Albacora Z1-8-A), namely drilling, production, construction, maintenance work, environmental permits and procurement of equipment required to comply with environmental regulations.  It also takes into account the request for Extended Well Testing, delay in the execution of the surface facilities installation project at the CX-11 platform, and possible impact the new well testing regulation may have on the continued production of new wells at both platforms, which could have a material impact on the expected production and for which final outcomes are uncertain as of December 2009.

With respect to the Corvina field, the Company has included the following factors in the production forecast of the December 2009 reserves report:

•      For the CX-11 platform, drilling of only two wells, namely the CX11-17D and CX11-22D.  An estimate of 60 days is used for the drilling and completion time for each of these two wells.  The Company views as reasonably certain that this objective is achievable based on the analysis explained in its answer to the previous question and considering the CX11-17D well has already been drilled and completed in 58 days.

•      Once well CX11-22D has been put on production, no further drilling at the CX-11 platform has been modeled in the forecast for 2010.  Some work on specific wells has been scheduled for 2010, with no significant impact on the volume of oil expected to be recovered.

•      To account for the possibility that the Company will not be granted approval for the Extended Well Testing program for the initial five wells of the Corvina field, it has assumed these wells (the CX11-14D, CX11-15D-ST3, CX11-18XD, CX11-20XD, and CX11-21XD)

would be shut-in during the months from March through May 2010.  This represents a period of three months without production from these specific wells.

•      The Company is also assuming that there will be a complete shutdown of the field (i.e., the initial five oil wells mentioned above plus the newer CX11-19D, CX11-17D, and CX11-22D wells) during the months of June through August 2010.  This shut-in represents a three-month delay in the installation of the surface facilities installation project at the CX-11 platform, as well as a possible impact the new well testing regulation may have on the continued production of the newer Corvina wells CX11-19D, CX11-17D, and CX11-22D.

•      For wells to be drilled in Corvina from the future CX-15 platform that are an integral part of the forecast, the Company has estimated that the platform will be in place before the end of June 2011.  This represents an estimated project time of 18 months including 6 months of contingency time, thus projecting that the CX-15 platform will be ready to receive the drilling rig by June 2011.  For the purpose of the production forecast to be used in the December 2009 reserves report, the drilling and completion of only four wells per year in Corvina has been assumed.  Operationally, each well should take no more than 60 days for drilling and completion, including certain drilling contingencies; this leaves four full months per year of extra contingency time to account for unexpected delays and unforeseeable events.

•      During the shut-in times, no oil revenues are budgeted and appropriate operational costs are maintained in the financial model.

With respect to the Albacora field, the Company has included the following aspects in the production forecast:

•      For 2010, drilling of only two wells, namely the A-16D and A-17D, since the Company has temporarily abandoned the slot on the platform from which the A-15D well was being drilled.  The Company drilled, tested, and completed its first exploration well, the A-14XD, in 100 days; the total time includes drilling to a depth of 14,500 feet and specialized logging and testing pertinent to an exploration well.  Future Albacora wells, of appraisal and development type, are not planned to be drilled as deep and are likely not to undergo specialized testing and therefore are not expected to require as much time to drill and complete.  Nevertheless, to account for the fact that this field is at an earlier evaluation phase than the Corvina field, the Company has assumed that it will take 90 days to drill and complete each well.  Drilling of only two wells in 2010 with an expected 90 days per well results in a contingency time of six months during 2010 to account for unexpected delays and unforeseeable events.

•      The production forecast assumes no production from the A-14XD well during the months of January, February, and March 2010.  During this first quarter, the  production forecast for 2010 shows no production and this shut-in time is effectively being used to install production facilities at the Albacora platform.

•      To account for the new well testing regulations, for the time needed to receive approval for all the pertinent environmental and technical permits, and for the time needed to install required gas and water reinjection facilities at the Albacora platform, the Company has assumed that it will take two full years, 2010 and 2011, to be able to transition from exploration to commercial production in this field.

•      During these two years, each Albacora well has been modeled to produce for only six months, in accordance with the new well testing regulations that grant up to six months of well testing prior to being subjected to approval by the Peruvian authorities for extended well testing.  The Company has adopted the most conservative scenario under which none of the Albacora wells will be granted an extended well testing authorization.

•      During the shut-in times, no oil revenues are budgeted and appropriate operational costs are maintained in the financial model.

•      Capital and operational costs include their own contingency amounts, pertinent to each item under consideration, in the range of 10% to 30% of the applicable item cost.

•      Beyond 2010, the Company uses a conservative drilling schedule of three wells per year in Albacora, at 90 days per well, including certain drilling contingencies, which in effect leaves three months of contingency time per year.

•      With respect to the performance to be expected from the wells of the Albacora field, the added shut-in will lengthen the life of the wells by six months.

Accordingly, taking into account the contingency time embedded in its programmed activities, and the conservative well performance being used to model the wells from both fields, as described above, the Company believes that, as of December 31, 2009, there is reasonable certainty that it will achieve its 2010 production forecast.

The Company’s reasoning, as explained in more detail above, can be summarized as follows:

•      In the case of the Corvina field, the Company is modeling a possible shut-in during the months of March, April, and May 2010 of wells CX11-14D, CX11-15D-ST3, CX11-18XD, CX11-20XD, and CX11-21XD, to account for the possible lack of approval for the request to continue the extended testing of these specific initial five wells at Corvina.  The Company then models a shut-in of the entire field during the months of June, July, and August 2010 to account for any permitting or equipment delays.  This is an overall period of six months in 2010 where production would be curtailed.  The revised production forecast pertinent to the 2009 reserves report considers drilling activities until year 2015, with production continuing until approximately year 2021.  The six months of curtailed production for eight wells from a total of 24 wells will effectively increase by approximately six months per well the overall time estimated to produce the updated estimated reserves of the Corvina field.

•      The production forecast from the Albacora field used to define the Albacora reserves in the December 2009 reserves report is modeling a start of production in April 2010, therefore there is no direct impact on the production forecast due to the initial construction period of January, February, and March 2010 on the overall timeline considered to produce the proved reserves from this field.  The production forecast for the Albacora field pertinent to the 2009 reserves report considers drilling activities through 2013 and production through year 2024.

3.             We have reviewed your response to prior comment six of our letter.  The production rate forecast and decline which takes place in five years does not appear to have any of the known delays and shut-in times you have discussed in your recent 8-K reports.  In this regard, please tell us how you considered such delays in your conclusion that it is reasonably certain that you will be able to produce all of your reserves in just five years in light of the fact that 75% of these reserves are undeveloped and that in 2008 your had numerous drilling problems that caused production to not be realized as previous forecasted.  As part of your response, please tell us how you plan to adjust your overall depletion of these reserves in your 2009 reserve report due to these and similar future events.

With respect to the portion of this comment regarding the Company’s 2008 reserves report, please see the Company’s response to this comment number three previously provided by our letter to the Commission dated March 4, 2010.  The Company’s response to this comment regarding its 2009 reserves report is set forth below.

Short Answer:

The production rate forecast and decline which takes place in five years has been adjusted in the 2009 reserves report to take into account (i) the assumed shut-ins and delays described in the response to question number two above (conservatively anticipated because of the new extended well testing regulations), (ii) time necessary to transition to commercial production in Albacora (an estimate of two years), and (iii) open contingency time of more than 25% of total anticipated time to account for the early stage of development of the fields.

Detailed Answer:

The known delays and shut-in times discussed in the Company’s recent 8-K reports as they pertain to the Corvina field are:

•      Possible shut-in of the initial five wells in Corvina due to the possible lack of approval for an Extended Well Test permit allowing specific wells on production under a new regulation.

•      Possible shut-in due to a lack of a required environmental permit to operate gas and water processing and injection facilities at the CX-11 platform.

•      Availability of processing facilities at the CX-11 platform.

The Company has incorporated the events of 2008 and 2009 into its December 2009 reserves report and accounted for known possible delays and shut-in times such as those discussed in its recent 8-K reports, as well as accounted for uncertain outcomes in its upcoming permitting work.  This has been addressed at length in the answer to the previous question.

For the Company’s December 2009 reserves report and to account for known delays and shut-in times such as those discussed in the Company’s recent 8-K reports, the Company is adjusting its overall depletion of its reserves in the following manner:

•      Maintain a conservative time estimate for drilling and completion times that includes reasonable drilling contingencies substantiated by historical results.

•      Maintain an additional open contingency time in excess of 25% of total time, to account for unexpected delays and unforeseeable events, to recognize the fact that the Company’s fields remain at an early phase of their evaluation.

•      Explicitly model known delays in the Company’s production forecast, by scheduling the production of the impacted wells correspondingly.

•      During known shut-in times, set the production of the shut-in wells to zero.  This was done for Corvina in 2010 assuming the Company does not receive approval for its Extended Well Test request (shut-in of the initial five wells during the months of March, April, and May 2010), and further to have the entire field shut-in during the months of June, July, and August 2010.  This was also done for the first quarter of 2009 in the Albacora field.

•      In case of a situation for which the outcome is not known at the time of preparation of the forecast and which could result in a production shut-in, the Company takes the conservative outcome and assumes that the production will be shut-in, and set it to zero in the production forecast; this was done for all the wells in the Albacora field during the full years of 2010 and 2011, assuming that none of the Albacora wells is granted approval for extended testing beyond the six months that the new well testing regulations grant to any new well.

4.             We have reviewed your response to prior comment seven of our letter, and it remains unclear to us how you considered the facts in the prior comments such as the possibility of not meeting Netherland Sewell’s forecasted production rates for proved producing and proved undeveloped reserves and the distinct possibility of not being able to produce your entire proved reserves in just five years when you prepared the Standardized Measure.  Please explain to us in further detail how you concluded Netherland Sewell’s forecast was reasonably certain to be achieved at December 31, 2008, especially in light of the known future delays due to environmental and safety issued that needed to be resolved and that your EWT programs still have not been approved.  In addition, tell us how the Standardized Measure will be adjusted for these and similar future events at December 31, 2009.

With respect to the portion of this comment regarding the Company’s 2008 reserves report, please see the Company’s response to this comment number four previously provided by our letter to the Commission dated March 4, 2010.  The Company’s response to this comment regarding its 2009 reserves report is set forth below.

Short Answer:

The Company has included adjustments in its model for the calculation of the Standardized Measure at December 31, 2009 that it believes reflect its experience to date as well as reasonable expectations for required approvals under its extended well testing programs, or any other known permitting requirements.  With respect to pertinent aspects of its projects for which the outcomes are uncertain as of today, the Company has adopted time and cost contingencies that it views as reasonable, and in certain specific cases, the Company has modeled the most stringent scenario under which some production is shut-in while the operational costs are maintained.

Detailed Answer:

The Company has prepared the 2010 production forecast with the information available to it, including what it has learned from 2009.  As of December 31, 2009, the Standardized Measure has been adjusted to account for environmental and safety, the pending approval of the Company’s extended well testing programs, and other pertinent issues such as the new well testing regulations now in effect, in the following manner:

•      Permitting issues: set to zero production for the initial five wells from Corvina during the months of March, April, and May 2010; furthermore, set to zero the production of all wells from Corvina during the months of June, July, and August 2010; in the case of the Albacora field, set to zero production all wells beyond the six months of testing granted by the new regulation during the years 2010 and 2011.

•      Known delays: set to zero production from the Albacora field during the months of January, February, and March 2010; production from this field in the 2010 production forecast begins in April 2010.

•      Maintain a conservative estimate for drilling and completion times that includes reasonable drilling contingencies.

•      Maintain an additional open contingency time, in excess of 25% of total time, to account for unexpected delays and unforeseeable events.

•      Maintain adequate cost contingencies in the scheduled capital and operating expenses.

Closing

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:           Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Pablo Zúñiga Pflücker
Mr. Fred Briens
Mr. Edward G. Caminos

Mr. Heath Cleaver
BPZ Resources, Inc.